Mail Stop 4561

September 23, 2009

Stanley L. Schloz
President
Tempco, Inc.
7625 East Via Del Reposa
Scottsdale, AZ 85258

> **Re: Tempco, Inc.**
> **Form 8-K Filed August 13, 2009**
> **File no. 001-10320**

Dear Mr. Schloz:

    We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Craig Wilson
                        Senior Assistant Chief Accountant